1606 CORP.

2425 E. Camelback Rd Suite 150

Phoenix, AZ 85016

December 11, 2024

VIA EDGAR

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington, DC 20549

Attention: Ms. Ishmukhamedova

Re:	1606 Corp.
Registration Statement on Form S-1
SEC File No. 333-282997

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, on behalf of 1606 Corp., a Nevada corporation (the “Issuer”), respectfully requests that the effective date of the Registration Statement on Form S-1 referenced above be accelerated so that it will become effective at 1:00 P.M., Eastern Time, on December 13, 2024, or as soon as practicable thereafter.

There are no underwriters in connection with the registration and, therefore, no request for acceleration or consent by an underwriter has been filed herewith.

The Issuer hereby authorizes Brian Higley of Business Legal Advisors, LLC to orally modify or withdraw this request for acceleration. If you have any questions regarding the foregoing, please contact Mr. Higley at (801) 634-1984 or by e-mail (brian@businesslegaladvisor.com).

Thank you in advance for your assistance.

Very truly yours,

1606 Corp.

By:	/s/ Austen Lambrecht
Name:	Austen Lambrecht
Title:	CEO

cc: Brian Higley, Esq., Business Legal Advisors, LLC